Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                              Fax: 949/673-4525

July 2, 2014

Securities and Exchange Commission

Division of Corporation Finance

Attn: PJ Hamidi

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 4 to Current Report on Form 8-K/A

Filed May 7, 2014

File No. 0-54834

Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 15, 2014

Dear Mr. Hamidi:

I am writing on behalf of Woodgate Energy Corporation (the “Company”). The Company is in receipt of your recent comment letter dated June 17, 2014 with respect to the above-referenced filings.

We are still working to address the outstanding comments regarding the Form 8-K/A. As such, we hereby request an extension of an additional ten (10) business days to respond to comments. Unless we hear otherwise from you, we will assume that the Company can submit its comment responses and the amended document (Amendment No. 4 to its Form 8-K/A) and an amendment to the Form 10-K, as are applicable, on or prior to the date of Wednesday, July 16, 2014.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates